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                                                                       Exhibit F

                                           August 27, 1997


Tabriz Anstalt Limited NV
2140 Antwerpen Borgerhout
Te Boelaerlei 37
Belgium

Messrs. Sigi Rabinowicz and Arie Wolfson
c/o Tefron Ltd.
28 Chida St.
Bnei - Brak 51371
Israel

Dear Sirs,

Whereas we are the owners of 23% (twenty - three percent) of the issued and paid up share capital of Tefron Ltd. ("Tefron"), being at present 1,379,977 Ordinary Shares par value NIS 1.00 each; And

Whereas Tefron intends to offer to the public through the New York State Exchange Ordinary Shares par value NIS 1.00 each, that will constitute after the allotment to the public 25% (twenty - five percent) of the issued and paid up share capital of Tefron; And

Whereas together with the Tefron's offer, all the present shareholders of Tefron shall offer to the public ("the Offering") to purchase from them at the same price as the price payable to Tefron a part (up to about 20% (twenty percent)) of their Ordinary Shares, including an equal percentage of Bonus Shares that shall be allotted to them before the Offering;

No therefore and following our previous discussions and negotiations we are granting hereby to you and/or to corporations controlled by you or by your families and/or to trusts established for the benefit of you or of your families, an Option ("the Option") to purchase from us at the same price as the Offering price all or any part at your discretion
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of our shares of Tefron, including the said Bonus Shares, that will not be sold as a result of the Offering.

To remove any possible doubt, the Option is given to both of you in equal parts unless you will agree otherwise in writing and deliver to us a signed copy of such agreement.

The Option shall be exercisable as of after it will be known how many shares have not been sold in the Offering and shall remain in force for a period of 3 (three) years from the Offering date.

In the event you will decide to exercise the Option you shall have to notify us in writing - with a copy to our Israeli lawyer, Pinhas Volovelsky, Adv., of 30 Achad - Haam St., Tel Aviv 65151, Israel - 30 (thirty) days in advance and to pay us to price of the shares you will decide to purchase within the said 30 days.

Shares that shall be sold to you by us shall be transferred to you - immediately upon receipt of their price - free of any debt, pledge, encumbrance or third party's rights whatsoever. Any such debt, pledge etc. if presently existing and/or if will exist in the future shall be removed and/or arranged by us and on our account and responsibility at the time of the exercise of the Option.

In consideration for this present Option you shall pay us a sum of US $442,000.00 (four hundred forty two thousand US Dollars).

To give effect to the Option please send us a copy of this Option letter signed by you to confirm your consent to its terms not later than until September 10, 1997, together with an irrevocable undertaking to pay us the said consideration within 90 (ninety) days from the date of your consent confirmation.


                                             Yours sincerely,

                                             Tabriz Anstalt Limited NV


We confirm our consent to the terms of this Option letter and irrevocable undertake, jointly and severally, to pay you the said consideration in the sum of US $442,000.00 within 90 (ninety) days from today's date.


----------------------------------            ----------------------------------
          Sigi Rabinowicz                                Arie Wolfson
  (Belgian Passport No. U 080704)              (British Passport No. 700123538)


                               September __, 1997